Exhibit 3.1

THIRD AMENDMENT TO BYLAWS

OF

DCT INDUSTRIAL TRUST INC.

The Bylaws of DCT Industrial Trust Inc. (“the Bylaws”), are hereby amended as follows:

Section 2.15 of the Bylaws is deleted in its entirety and replaced with the following:

“2.15 Control Share Acquisition Act. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Company Law (or any successor statute) (the “MGCL”) shall not apply to any and all acquisitions by any person of shares of stock of the Company.”

The following Section 2.16 is hereby added to the Bylaws as the last Section of Article II:

“2.16 Business Combinations. By virtue of resolutions adopted by the Board of Directors prior to or at the time of adoption of these Bylaws, as amended, any business combination (as defined in Section 3-601(e) of the MGCL) between the Company and any of its present or future stockholders, or any affiliates or associates of the Company or any present or future stockholder of the Company, or any other person or entity or group of persons or entities, is exempt from the provisions of Title 3, Subtitle 6 of the MGCL entitled “Special Voting Requirements,” including, but not limited to, the provisions of Section 3-602 of such Subtitle. The Board of Directors may not revoke, alter or amend such resolution or otherwise adopt any resolution that is inconsistent with a prior resolution of the Board of Directors that exempts any business combination (as defined in Section 3-601(e) of the MGCL) between the Company and any other person, whether identified specifically, generally or by type from the provisions of Title 3, Subtitle 6 of the MGCL without the affirmative vote of a majority of the votes cast on the matter by the holders of the issued and outstanding shares of common stock of the Company.”

Article XIV of the Bylaws is deleted in its entirety and replaced with the following:

“The Board of Directors shall have the exclusive power to alter, amend or repeal these Bylaws, provided that Sections 2.15 and 2.16 of Article II of these Bylaws and this sentence may not be altered, amended or repealed by the Board of Directors unless it shall also obtain the affirmative vote of a majority of the votes cast on the matter by the holders of the issued and outstanding shares of common stock of the Company at a meeting of stockholders duly called and of which a quorum is present.”

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

AS APPROVED BY THE BOARD OF DIRECTORS: May 1, 2013.